Exhibit 99.1

WOLSELEY PLC - DIRECTOR SHARE PURCHASES

1 August 2003

Ordinary shares of 25p each

Wolseley plc hereby notifies the following share purchases made under the Wolseley plc Dividend Reinvestment Plan in respect of the interim dividend for the year ended 31 July 2003, which was paid on 31 July 2003.

Director's Name	No. of shares	Purchase price
	purchased on	in pence
	31 July 2003
Andrew J. Hutton	124	672.88
Linda C. Hutton (wife of A J Hutton)	322	672.88
Robert M. Walker	17	672.88

M J White

Group Company Secretary

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